UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

KKR & Co. Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
48251W 104
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48251W 104	13G
1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
81,806,092

	6	SHARED VOTING POWER
15,227

	7	SOLE DISPOSITIVE POWER
83,355,461

	8	SHARED DISPOSITIVE POWER
15,227

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,370,688

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

 STATEMENT ON SCHEDULE 13G

This is Amendment Number 13 to the Statement on Schedule 13G filed on February 14, 2011, as amended (the “Schedule 13G”), originally filed by KKR Holdings L.P., Henry R. Kravis and George R. Roberts.  As of December 31, 2022, KKR Holdings L.P. no longer beneficially owned any shares of Common Stock (the “Common Stock”) of KKR & Co. Inc. (the “Issuer”) and Amendment Number 12 to the Schedule 13G reflected an exit filing for KKR Holdings L.P.  Beginning with this Amendment Number 13, each of Messrs. Kravis and Roberts will be filing a separate Schedule 13G amendment reporting their respective beneficial ownership of shares of Common Stock of the Issuer.

Item 1.

(a)	Name of Issuer:

KKR & Co. Inc.

(b)	Address of Issuer’s Principal Executive Offices:

30 Hudson Yards
New York, NY 10001

Item 2.

(a)	Name of Persons Filing:

Henry R. Kravis

(b)	Address of Principal Business Office, or, if none, Residence:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, NY 10001

(c)	Citizenship:

See Item 4 of the cover page.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

48251W 104

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2023, Mr. Kravis may be deemed to be the beneficial owner of 83,370,688 shares of Common Stock owned directly, by his spouse, or through certain entities he controls.

(b)	Percent of class:

As of December 31, 2023, Mr. Kravis may be deemed to be the beneficial owner of approximately 9.4% of the Issuer’s outstanding shares of Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote

See Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

HENRY R. KRAVIS

	By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

EXHIBITS
Exhibit Number	Title
1	Power of attorney, dated May 28, 2014, granted by Henry R. Kravis (filed as Exhibit 2 to Amendment No. 4 to the Schedule 13G filed on February 13, 2015 and incorporated herein by reference).